February 27, 2020

Yongsheng Liu
Chief Executive Officer
Wealthbridge Acquisition Limited
Flat A, 6/F, Block A
Tonnochy Towers
No. 272 Jaffe Road
Wanchai, Hong Kong

       Re: Wealthbridge Acquisition Limited
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed February 14, 2020
           File No. 001-38799

Dear Mr. Liu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
 Unless we note otherwise, our references to prior comments are to comments in our January 30,
2020 letter.

Revised Preliminary Proxy Statement on Schedule 14A

Risk Factors
The coronavirus outbreak in China may weaken users' spending . . ., page 36

1. Your risk factor regarding the coronavirus outbreak addresses Chinese consumers'
      spending momentum. Please expand the risk factor to discuss the reasonably likely known effects of the coronavirus on your business operations as a result of all of
      Scienjoy's employees being located in China. To the extent material, address the expected impact on your results of operation and financial condition for fiscal 2020.
 Yongsheng Liu
Wealthbridge Acquisition Limited
February 27, 2020
Page 2
The Business Combination Proposal
Wealthbridge's Board's Reasons for the Approval of the Business Combination, page 70

2. We note the revised disclosure regarding your financial advisor that you have provided in response to prior comment 3. Please disclose whether any compensation was received or will be received by the financial advisor, and clarify, if true, that the financial advisor did not recommend the amount of consideration to be paid. Refer to Items 1015(b)(4) and (5)
      of Regulation M-A. Also, please reconcile the disclosure regarding your financial advisor's valuation assessment with the disclosure on pages 10, 53, and 73 that the board of directors did not obtain a fairness opinion from an unaffiliated third party on which to base its assessment.
Directors, Executive Officers, Executive Compensation and Corporate Governance Compensation of Officers and Directors of Scienjoy, page 157

3. Please disclose fiscal year 2019 compensation information related to Scienjoy's named executive officers who will become executive officers of the company following the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202)
551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameYongsheng Liu
                                                              Division of
Corporation Finance
Comapany NameWealthbridge Acquisition Limited
                                                              Office of
Technology
February 27, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName